UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 28)*

                               XO HOLDINGS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   98417K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 8, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer

     This statement constitutes Amendment No. 28 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of XO Holdings, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendments Nos. 1 through 27 (as amended by Amendment Nos. 1 through 27, the "Original 13D"), on behalf of the Filing Persons (as defined in the Original
13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Original 13D is hereby amended by adding the following:

     On October 8, 2010, Arnos Corp., an entity affiliated with Mr. Icahn ("Arnos"), entered into a Revolving Promissory Note (the "Note ") with XO Communications, LLC ("XOC"), pursuant to which Arnos made available to XOC a revolving loan facility of up to $50,000,000 in aggregate principal amount. Borrowings under the Note will bear interest at the greater of the LIBOR rate plus 525 basis points and 6.75%. The Note also includes a fee of 0.75% on undrawn amounts. The Note matures on the earliest of (i) October 8, 2011, (ii) the date on which any financing transaction, whether debt or equity, is consummated by XOC or certain of its affiliates in an amount equal to or greater than $50 million, and (iii) at XOC's option, a date selected by XOC that is earlier than October 8, 2011. The obligations of XOC under the Note are jointly and severally guaranteed by the Issuer and certain subsidiaries of XOC pursuant to a Guaranty Agreement, dated as of October 8, 2010 (the "Guaranty Agreement"). Copies of the Note and the Guaranty Agreement are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference. Any descriptions herein of the Note or the Guaranty Agreement are qualified in their entirety by reference to the Note and the Guaranty Agreement filed herewith, respectively.

Item 7. Material to be Filed as Exhibits

     Item 7 of the Original 13D is hereby amended by adding the following:

     Exhibit 1     The Note
     Exhibit 2     The Guaranty Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2010


ACF  INDUSTRIES  HOLDING  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Vice  President


HIGHCREST  INVESTORS  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Vice  President


BUFFALO  INVESTORS  CORP.

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  President


STARFIRE  HOLDING  CORPORATION

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Treasurer


ARNOS  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Authorized  Signatory

ARNOS  SUB  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  President


BARBERRY  CORP.

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Treasurer


HOPPER  INVESTMENTS  LLC
By:  Barberry  Corp.,  its  sole  member

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Treasurer


HIGH  RIVER  LIMITED  PARTNERSHIP
BY:  Hopper  Investments  LLC,  its  general  partner
BY:  Barberry  Corp.,  its  sole  member

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Treasurer


UNICORN  ASSOCIATES  CORPORATION

     By:  /s/  Keith  Cozza
          -----------------
          Name:  Keith  Cozza
          Title:  Vice  President

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN

Exhibit  1

                                                               EXECUTION VERSION

                           REVOLVING PROMISSORY NOTE
                           -------------------------

                                                              New York, New York
US$50,000,00.00                                            as of October 8, 2010

     FOR VALUE RECEIVED, XO Communications, LLC (together with its successors and assigns, the "Borrower"), HEREBY UNCONDITIONALLY PROMISES TO PAY to, or to the order of, Arnos Corp. (together with its successors and assigns, the "Lender"), on the terms hereinafter set forth, the principal sum of FIFTY MILLION DOLLARS ($50,000,000.00), or such lesser amount as is outstanding from time to time as set forth on Schedule 1 hereto, together with interest thereon for such periods, on such dates and at such rates as set forth in Section 1 of this Note.

The Borrower further promises to pay the Undrawn Amount Fee (as hereinafter defined), and any other amounts owed hereunder as such Undrawn Amount Fee and other amounts shall become due and payable pursuant to the terms hereof.

     1. Interest. The principal amount of each borrowing under this Promissory Note (this "Note") outstanding from time to time as set forth on Schedule 1 hereto shall bear interest at a rate equal to the greater of (x) the LIBOR Rate plus 525 basis points, per annum and (y) 6.75%, per annum, which interest shall accrue daily and be compounded quarterly and shall be computed on the basis of the actual number of days elapsed over a 360-day year. Such interest shall commence to accrue on the date of each applicable borrowing and shall be due and paid in arrears on or, at the Borrower's option, before, each of April 8, 2011 (to the extent outstanding on such date) and the Maturity Date (as defined below) or such earlier date as principal, interest, the Undrawn Amount Fee and/or other amounts shall become due and payable pursuant to the terms hereof (provided that if any such day is not a Business Day (as hereinafter defined), such payment shall be made on the immediately following Business Day with no additional interest accruing thereon, if so made). To the extent any payment of interest is made prior to 12:00 noon (New York City time) on the date of such payment, no interest shall accrue on such date with respect to such payment. To the extent any payment of interest is made after 12:00 noon (New York City time) on the date of such payment, interest shall accrue and be payable on such date with respect to such payment.

     Notwithstanding the foregoing, during any period in which an Event of Default exists, the principal amount of each borrowing outstanding under this Note shall bear interest at a rate equal to the greater of (x) the LIBOR Rate plus 725 basis points, per annum and (y) 8.75%, per annum (such rate, the "Default Rate"), which interest shall be compounded quarterly and shall be computed on the basis of the actual number of days elapsed over a 360-day year. Any amounts payable hereunder that are not paid when due (whether principal, interest, Undrawn Amount Fees or other amounts) shall, to the fullest extent permitted by applicable law, bear interest at the Default Rate. Anything contained in this Note or any other related document to the contrary notwithstanding, the Lender does not intend to charge, and the Borrower shall not be required to pay, whether under this Note or any other related document, any amount to the extent in excess of the maximum amount permitted under applicable law, and the Lender shall, at Lender's discretion, either return any such excess amount or same shall be credited against the principal or other amounts due hereunder.

     As used in this Note, the term "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in New York City, New
York  are  authorized  or  required  by  law  to  close.

     As used in this Note, the term "LIBOR Rate" means, with respect to any borrowing under this Note, the rate appearing on Bloomberg's British Banker's Association rate page (or on any successor or substitute page) at approximately 11:00 a.m., London time, one Business Day prior to the disbursement of funds in respect of such borrowing, as the rate for U.S. dollar deposits for a period equal to six (6) months. In the event that such rate is not available on such page at such time for any reason, then the "LIBOR Rate" with respect to such borrowing under this Note shall be determined by reference to any analogous page of another quotation service providing quotations comparable to those currently provided on such page for interest rates applicable to U.S. dollar deposits in the London interbank market, as reasonably determined by the Lender.

     2. Undrawn Amount Fee. The Borrower shall pay to the Lender a Undrawn Amount Fee (the "Undrawn Amount Fee") for the period from and including the date hereof to but excluding the Maturity Date equal to 0.75%, per annum, of the average daily unused amount of the Commitment (as defined below), which fee shall accrue daily and be computed on the basis of the actual number of days elapsed over a 360-day year and shall be paid in arrears on each of April 8, 2011 (including interest accrued on such date) and the Maturity Date. As used in this Note, the term "Commitment" means, as of any date, the Maximum Amount (as defined below) less the aggregate principal amount outstanding hereunder on such date.

     3. Maturity Date. The outstanding principal amount under this Note, together with all then accrued but unpaid interest thereon, any unpaid Undrawn Amount Fees and any other amounts then due and payable hereunder, shall be due and paid by Borrower on the earliest of (i) October 8, 2011, (ii) the date on which any financing transaction, whether for debt or equity, is consummated by Borrower and/or any Guarantor (as defined below) in an amount equal to or greater than $50,000,000 and (iii) a date selected by Borrower that is prior to October 8, 2011, provided such date is contained in a written notice delivered to Lender at least two Business Days prior to such earlier date (the earliest of such dates, the "Maturity Date"). No further borrowings shall be permitted after the Maturity Date.

     4. Requests for Borrowing. From time to time following the date hereof through the Maturity Date, the Borrower may make a written request to borrow from the Lender principal amounts under this Note up to a maximum amount not to exceed, together with the aggregate principal amount then outstanding under this Note, FIFTY MILLION DOLLARS ($50,000,000.00), in the aggregate (the "Maximum Amount"). Such borrowings shall be in increments of $1,000,000 each, or whole multiples of $1,000,000 in excess thereof, (or if the then aggregate amount available for borrowing under this Note is less than $1,000,000, such aggregate lesser amount). Within two (2) Business Days following Lender's receipt of any such borrowing request, the Lender shall arrange to lend and disburse such monies to the Borrower so long as, and to the extent, the aggregate principal amount outstanding under this Note, after giving effect to such borrowing, does not exceed the Maximum Amount.

     Simultaneously  with  any  borrowing  hereunder,  the  Lender  shall update
Schedule 1 hereto accurately to reflect any amounts to be so borrowed and the aggregate principal amount outstanding under this Note after giving effect thereto and, upon approval thereof by the Borrower, the Lender and the Borrower shall each affix the initials of their respective authorized representatives to such updated Schedule 1, which shall thereafter constitute prima faciae evidence of the aggregate principal amount due hereunder.

     Disbursement of any monies by the Lender in connection with a borrowing hereunder shall be made to the Borrower by wire transfer of immediately available funds in accordance with the instructions that the Borrower specifies to the Lender in the applicable written request.

     5. Payments. The Borrower may prepay all or any portion of this Note at any time without premium or penalty; provided that any partial prepayment hereunder shall be in increments of $1,000,000 each, or whole multiples of $1,000,000 in excess thereof (or if the then aggregate amount outstanding under this Note is less than $1,000,000, such lesser aggregate amount). All payments made on this Note shall be made to the Lender by wire transfer of immediately available funds in accordance with the instructions that the Lender may specify to the Borrower in writing from time to time. All payments to the Lender received from the Borrower hereunder shall be applied first, to the payment of any Expenses owed to the Lender that are then due and payable pursuant to the terms of this Note, second, to the payment of any accrued Undrawn Amount Fees that are then due and payable pursuant to the terms of this Note, third, to the payment of accrued interest that is then due and payable pursuant to the terms of this Note, and fourth, to reduce the principal balance hereunder. Any payments of Expenses, Undrawn Amount Fees, principal or interest shall be made in U.S. dollars and in immediately available funds and without deduction or reduction of any kind (whether for set-off, recoupment or otherwise).

     Simultaneously  with  any  prepayment  hereunder,  the  Lender shall update
Schedule 1 hereto accurately to reflect any amounts to be so prepaid and the aggregate principal amount outstanding under this Note after giving effect thereto and, upon approval thereof by the Borrower, the Lender and the Borrower shall each affix the initials of their respective authorized representatives to such updated Schedule 1, which shall thereafter constitute prima faciae evidence of the aggregate principal amount due hereunder.

     6. Representations and Warranties. The Borrower hereby represents and warrants to the Lender that (a) this Note when executed and delivered by the Borrower shall constitute a valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject only to laws of general application relating to bankruptcy, insolvency and the relief of debtors; (b) the Borrower is not in violation or default of any mortgage, indenture, agreement, instrument or contract to which it is a party or by which it is bound, except where such violation or default would not reasonably be expected to have a material adverse effect on (x) the ability of the Borrower to perform its obligations hereunder or (y) the validity or enforceability of this Note; and (c) the execution, delivery and performance by the Borrower of this Note and the consummation of the transactions contemplated hereby, will not result in any such violation or default or an event that results in the creation of any material lien, charge or encumbrance upon any assets of the Borrower.

     7. Event of Default. This Note shall become immediately due and payable upon the occurrence of an Event of Default, whereupon the unpaid principal of this Note and all accrued and unpaid interest, accrued Undrawn Amount Fees and any other amounts owed hereunder shall become and be immediately due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower. For purposes of this Note, the occurrence of any of the following shall constitute an "Event of Default" under this Note:

          (a) any failure by the Borrower to pay to the Lender on the Maturity Date an amount equal to the then outstanding aggregate principal amount of this Note together with all accrued but unpaid interest thereon (and any other amounts owed hereunder);

          (b) any failure by the Borrower to pay to the Lender on or before the applicable due date thereof (as provided by this Note), any interest payment, Undrawn Amount Fees, payment of Expenses and any other payment as and when due hereunder, which failure remains uncured for a period of ten
     (10)  days  following  the  applicable  due  date  thereof;  or

          (c) any material breach by the Borrower of any other terms or provisions of this Note, which breach remains uncured for a period of ten
     (10) days following (x) the date on which the Lender apprises the Borrower in writing of the existence of such breach or (y) the date on which the Borrower otherwise becomes aware of the existence of such breach.

     8. Assignment; Transfers; Successors. This Note may not be transferred, assigned, pledged or encumbered, in whole or in part, by the Borrower and the Borrower may not assign any rights or delegate any of its obligations under this Note, in each case without the prior written consent of the Lender. This Note may, with reasonable prior written notice to the Borrower, be transferred, assigned, pledged or encumbered, in whole or in part, by the Lender without the prior written consent of the Borrower. Subject to the foregoing, this Note shall inure to the benefit of and be binding upon the successors and permitted assigns of the Borrower and the Lender. There are no third party beneficiaries of this Note.

     9. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made only with the written consent of each of the Borrower and the Lender. No failure or delay by the Lender to insist upon the strict performance of any term or condition of this Note, or to exercise any right or remedy consequent upon a breach thereof, shall constitute, or be deemed to constitute, a waiver of any such term or condition or of any such breach, or preclude the Lender from exercising any such right or remedy at any later time or times. By accepting payment after the due date of any amount payable under the terms of this Note, the Lender shall not be deemed to have waived the right either to require prompt payment when due of all other amounts payable under the terms of this Note or to declare an Event of Default for the failure to effect such prompt payment of any such other amount. No course of dealing or conduct shall be effective to modify, waive or release any provision of this Note.

     10. Costs and Expenses; Indemnity. The Borrower hereby agrees to pay all of the Lender's costs of collection or attempting to collect the same and any other enforcement of this Note, including without limitation, reasonable attorneys' fees and disbursements and court costs (including those incurred in connection with any appeal) (the foregoing costs and expenses being referred to herein as "Expenses"). The Borrower shall protect, defend, indemnify and save harmless the Lender and any of its affiliates and their respective officers, directors, members, partners, stockholders, controlling persons and employees (each an "Indemnitee"), from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs and expenses (including without limitation reasonable attorneys' fees and expenses), imposed upon or incurred by or asserted against any Indemnitee by reason of or in connection with the extension of credit by the Lender pursuant to this Note or any of the terms thereof. The obligations and liabilities of the Borrower under the foregoing sentence shall survive any termination, satisfaction, or assignment of this Note or the indebtedness covered hereunder.

     11. Guaranty. Any and all amounts owing pursuant to this Note are guaranteed in accordance with the terms of that certain Guaranty, dated as of the date hereof, executed by the following affiliates of the Borrower for the benefit of the Lender: XO Holdings, Inc., Telecommunications of Nevada, LLC, V&K Holdings, Inc., XO International Holdings, Inc., XO International, Inc., and XO Nevada Merger Sub, Inc. (collectively, the "Guarantors").

     12. Certain Waivers. The Borrower hereby waives presentment, demand, protest, notice of acceptance, notice of dishonor, notice of protest and all other notices of any kind. Should any indebtedness represented by this Note be collected at law or in equity or in bankruptcy or other proceedings after demand therefore has been made, or should this Note be placed in the hands of attorneys for collection after default.

     13. WAIVER OF JURY TRIAL. EACH OF THE BORROWER AND THE LENDER, BY ITS ACCEPTANCE OF THIS NOTE, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS NOTE OR ANY CLAIM RELATING THERETO.

     14. Notices. All notices hereunder shall be given in writing and shall be deemed delivered when received by the party to whom such notice is addressed at the address set forth below such party's signature or at such other address as may be specified by such party from time to time.

     15. Governing Law; Jurisdiction. This Note and the legality, validity and performance of the terms hereof is made in accordance with and shall be construed under the laws of the State of New York, without regard to the conflicts of law principles thereof that would result in the application of any law other than the law of the State of New York. Each of the Lender and the Borrower hereby (a) submits to the exclusive jurisdiction of any state or federal court sitting in New York, New York in any action or proceeding arising out of or relating to this Note, (b) irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding, and (c) agrees that venue therein is proper and convenient.

     16. Counterparts. This Note may be executed in counterparts, each of which shall be considered an original but all of which together shall be deemed one instrument.

                                  BORROWER:
                                  XO COMMUNICATIONS, LLC

                                  /s/ Laura W. Thomas
                                  -------------------
                                  Name:  Laura W. Thomas
                                  Title: Senior Vice President, Chief Financial Officer and Manager
                                  Address:  13865 Sunrise Valley Drive
                                            Herndon, Virginia 20171
                                  Facsimile: 703-547-2025
                                  Attention:  General Counsel


ACCEPTED AND AGREED
AS OF THE DATE FIRST
WRITTEN ABOVE:

LENDER:
ARNOS CORP.

/s/ Edward E. Mattner
---------------------
Name: Edward E. Mattner
Title: Authorized Signatory
Address:  c/o Icahn Associates Corp.
          767 Fifth Avenue, 46th Floor
          New York, New York  10153
Facsimile: 650-328-6345
Attention:  Chief Financial Officer


[PROMISSORY NOTE, DATED OCTOBER 8, 2010, EVIDENCING REVOLVING LOAN OF $50,000,000.00 FROM ARNOS CORP. TO XO COMMUNICATIONS, LLC, DUE OCTOBER 8, 2011]

                                   Schedule 1
                                   ----------



DATE OF        AMOUNT OF      AGGREGATE AMOUNT       LENDER'S         BORROWER'S
BORROWING/     BORROWING/     OUTSTANDING AFTER      INITIALS         INITIALS
PREPAYMENT     PREPAYMENT     BORROWING/PAYMENT      --------         ----------
----------     ----------     -----------------

EXHIBIT 2
                                                               EXECUTION VERSION
                                                               -----------------

                                    GUARANTY

     For good and valuable consideration, the receipt and sufficiency of which are acknowledged, the undersigned (the "Guarantors") jointly, severally and unconditionally guarantee, in accordance with the terms hereof and without any prior written notice, the full and punctual payment and performance of all of the Liabilities (as defined herein) when due (the "Guaranty"), whether required by acceleration or otherwise of XO COMMUNICATIONS, LLC, a Delaware limited liability company (the "Company"), to the Lender (as defined herein) pursuant to that certain US$50,000,000 Revolving Promissory Note issued by the Company in favor of the Lender as of October 8, 2010 (the "Note"). This Guaranty is an absolute, unconditional and continuing guaranty of the full and punctual payment as well as performance of all of the Liabilities whether now outstanding or arising in the future. Should the Company default in the payment or performance of any of the Liabilities, the obligations of the Guarantors hereunder with respect to the Liabilities in default shall, upon demand by the Lender, become immediately due and payable, without further demand or notice of any nature from the Lender, all of which are expressly waived by the Guarantors. Payments by the Guarantors hereunder may be required by the Lender on any number of occasions. Capitalized terms used herein but not defined shall have the same meanings ascribed to them in the Note.

     The Guarantors have agreed to execute and deliver each provision of this Guaranty jointly and severally in order to induce the Lender on the date hereof to countersign the Note and thereby agree to advance funds to the Company from time to time pursuant thereto. Borrowings by the Company under the Note confers a substantial direct benefit on the Guarantors. The Guarantors hereby acknowledge and agree that the foregoing constitutes full and fair consideration and reasonably equivalent value for the obligations, covenants and agreements of the Guarantors hereunder.

     "Lender" shall have the meaning assigned to such term in the Note.

     "Liabilities" shall mean all payments due under the Note, including without limitation in respect of the indemnification obligations under Section 10 of the Note, the Costs of Company Collection and the Costs of Guarantors Collection.

     "Costs of Company Collection" shall mean all costs and expenses of the Lender incurred in connection with enforcement or collection under the Note in accordance with Section 10 thereof, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

     "Costs of Guarantors Collection" shall mean all costs and expenses of the Lender incurred in connection with enforcement or collection under this Guaranty, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

     The Guarantors will pay on demand interest on all amounts due to the Lender under this Guaranty from the time the Lender first demands payment of this Guaranty, at a rate equal to the highest rate chargeable to the Company under the Note as of such time.

     The obligations of the Guarantors hereunder shall not be affected by any fraudulent, illegal, or improper act by the Company, nor by any release, discharge, or invalidation, by operation of law or otherwise, of the Liabilities, or by the legal incapacity of the Company, or any other person or entity liable or obligated to the Lender for or on the Liabilities. Interest and Costs of Company Collection shall continue to accrue and shall continue to be guarantied hereby notwithstanding any stay to the enforcement thereof against the Company or disallowance of any claim therefor against the Company. If for any reason the Company has no legal existence or is under no legal obligation to discharge any of the Liabilities, or if any of the Liabilities have become irrecoverable from the Company by reason of the Company's insolvency, bankruptcy, reorganization or by other operation of law or for any other reason, this Guaranty shall nevertheless be binding on the Guarantors as if the Guarantors had at all times been the principal obligor on the Liabilities. The obligations of the Guarantors hereunder shall remain in effect in the event that acceleration of the time for payment of any of the Liabilities is stayed upon the insolvency, bankruptcy or reorganization of the Company, or for any other reason, and all such amounts otherwise subject to acceleration under the terms of any agreement or instrument evidencing or otherwise executed in connection with the Liabilities shall be immediately due and payable by the Guarantors. The amount payable by any Guarantor under this Guaranty shall not exceed the maximum amount that could then be claimed under this Guaranty without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the United States Bankruptcy Code (11 U.S.C. 101 et. seq.) or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

     This Guaranty incorporates all discussions and negotiations between the Guarantors and the Lender concerning the guaranty provided by the Guarantors hereby. No such discussions or negotiations shall limit, modify, or otherwise affect the provisions hereof. No provision hereof may be altered, amended, waived, cancelled or modified, except by a written instrument executed by the Lender and each Guarantor.

     The Guarantors waive promptness, diligences, presentment, demand, notice (other than pursuant to the first paragraph hereof) and protest with respect to the Liabilities or this Guaranty, and further waive any delay on the part of the Lender, and further waive notice of acceptance of this Guaranty, notice of any Liabilities incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or similar law now or hereafter in effect, any right to require the marshalling of assets of the Company or any other entity or person primarily or secondarily liable with respect to any of the Liabilities, and all suretyship defenses generally. Without limiting the generality of the foregoing, the Guarantors agree to the provisions of any instrument evidencing or otherwise executed in connection with any Liability and agree that the obligations of the Guarantors hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure of the Lender to assert any claim or demand or to enforce any right or remedy against the Company or any other entity or other person primarily or secondarily liable with respect to any of the Liabilities; (ii) any extensions, compromise, refinancing, consolidation or renewals of any Liability; (iii) any change in the time, place or manner of payment of any of the Liabilities or any rescissions, waivers, compromise, refinancing, consolidation or other amendments or modifications of the Note or any other agreement, instrument or note evidencing or otherwise executed in connection with any of the Liabilities; (iv) the addition, substitution or release of any entity or other person primarily or secondarily liable for any Liability; or (v) any other act or omission which might in any manner or to any extent vary the risk of the Guarantors or otherwise operate as a release or discharge of the Guarantors, all of which may be done without notice to the Guarantors.

     The obligations of the Guarantors hereunder are primary, with no recourse necessary by the Lender against the Company prior to proceeding against the Guarantors hereunder. The Guarantors agree that the Liabilities will be paid and performed strictly in accordance with their respective terms, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Lender with respect thereto. The Guarantors assent to any indulgence or waiver which the Lender may grant or give the Company and/or any other person liable or obligated to the Lender for or on the Liabilities, without notice to, or consent from the Guarantors. No compromise, settlement, or release by the Lender of the Liabilities or of the obligations of any such other person (whether or not jointly liable with the Guarantors) shall affect the obligations of the Guarantors hereunder. No action by the Lender which has been assented to herein shall affect the obligations of the Guarantors to the Lender hereunder.

     This instrument shall inure to the benefit of the Lender, its successors and assigns, shall be binding upon the heirs, successors, representatives, and assigns of the Guarantors, and shall apply to all Liabilities of the Company and any successor to the Company, including any successor by operation of law.

     This instrument and all documents which have been or may be hereinafter furnished by the Guarantors to the Lender may be reproduced by the Lender by any photographic, photostatic, microfilm, microcard, miniature photographic, xerographic, or similar process, and the Lender may destroy the original from which such document was so reproduced. Any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made in the regular course of business).

     This instrument shall be governed, construed, and interpreted in accordance with the laws of the State of New York without regard to conflict of law principles (except for New York General Obligations Law Section 5-1401). The
Guarantors submits to the jurisdiction of any federal, state or local court located in the State of New York for all matters in connection with this Guaranty or any amendment or supplement hereto or to any transaction in connection herewith.

     It is the intention of the Guarantors that the provisions of the within Guaranty be liberally construed to the end that the Lender may be put in as good a position as if the Company had promptly, punctually, and faithfully performed all Liabilities and the Guarantors had promptly, punctually and faithfully performed hereunder.

     Any determination that any provision herein is invalid, illegal, or unenforceable in any respect in any instance shall not affect the validity, legality, or enforceability of such provision in any other instance and shall not affect the validity, legality, or enforceability of any other provision contained herein.

     Any notice from the Lender to the Guarantors in connection with this Guaranty shall be sent to the Guarantors at 13865 Sunrise Valley Drive, Herndon, VA 20171. Any notice or communication pursuant or related to this Guaranty shall be deemed given if in writing (i) when delivered in person, (ii) five days after mailing when mailed by first class mail, (iii) when sent by facsimile transmission, with transmission confirmed or (iv) one day after sending when transmitted via Federal Express or other overnight courier service.

     This document may be executed in counterparts, each of which shall be an original but all of which together shall constitute one instrument.

     EACH  GUARANTOR  AGREES THAT NEITHER IT NOR ANY ASSIGNEE OR SUCCESSOR SHALL
(A) SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER ACTION BASED UPON OR ARISING OUT OF, THIS AGREEMENT OR THE DEALINGS OR THE RELATIONSHIP BETWEEN THE GUARANTORS AND THE LENDER, OR (B) SEEK TO CONSOLIDATE ANY SUCH ACTION WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the undersigned has caused this Guaranty to be duly executed by an authorized representative as of the 8th day of October 2010.

XO HOLDINGS, INC.
TELECOMMUNICATIONS OF NEVADA, LLC
V&K HOLDINGS, INC.
XO INTERNATIONAL HOLDINGS, INC.
XO INTERNATIONAL, INC.
XO NEVADA MERGER SUB, INC.


By: /s/ Laura W. Thomas
    -------------------
    Name:  Laura W. Thomas
    Title:  Senior Vice President & Chief Financial Officer